EXHIBIT 2.2

AMENDING AGREEMENT

THIS AMENDING AGREEMENT (this "Amending Agreement") dated for reference the 15th day of October, 2003, by and between CORONATION ACQUISITION CORP., a Nevada corporation, (hereinafter referred to as "Coronation"), and SUPREME PROPERTY, INC., an Illinois corporation, (hereinafter referred to as "Supreme") amends the Agreement and Plan of Exchange and Reorganization dated March 31, 2003.

WHEREAS:

A.      On March 31, 2003, Coronation and Supreme entered into an agreement and plan of exchange and reorganization (the "Merger Agreement") whereby Supreme agreed to have its stockholders sell to Coronation all the issued and outstanding shares (the "Shares") of Supreme in exchange for shares of Coronation (the "Merger"). On close of the Merger Supreme was to become a wholly-owned subsidiary of Coronation.

B.      The parties have agreed to amend the Merger Agreement to extend the term of the Merger Agreement from May 1, 2003 to December 31, 2003 and that Supreme should be merged into Coronation on close of the Merger.

NOW THEREFORE, for valuable consideration and upon the mutual covenants and promises contained herein, the parties hereto agree as follows:

1.      Paragraph 1.1 The Exchange is replaced with the following paragraph:

"1.1 THE EXCHANGE. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with provisions of the Illinois Business Corporation Act of 1983, as amended, and Chapter 92A of the Nevada Revised Statutes of 2001, as amended, all of the outstanding common stock of Supreme shall be acquired in exchange for 90% of the outstanding common stock PublicCo, and other valuable consideration. Thereafter, Supreme shall merge into PublicCo, the separate corporate existence of Supreme shall cease and PublicCo shall continue as the surviving corporation. The surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation.""

2.     Article 1.4 Effect of the Exchange on Bylaws is replaced with the following paragraph:

"1.4 EFFECT OF THE EXCHANGE ON BYLAWS. The Bylaws of Coronation, as in effect immediately prior to the Effective Date of the Exchange, shall continue in full force and effect after the Exchange as the bylaws of the Surviving Corporation and, until further amended, in accordance with the laws of the State of Nevada until the same shall be amended or repealed in accordance with the provisions thereof."

3.     Article 1.5 Board of Directors of PublicCo. is replaced with the following paragraph:

"1.5 BOARD OF DIRECTORS OF THE SURVIVING CORPORATION. The Board of Directors of the Surviving Corporation shall consist of the members of Supreme's Board of Directors immediately prior to the Effective Date of the Exchange, who shall continue to serve for the balance of their unexpired terms or their earlier death, resignation, or removal, along with one(1) member from PublicCo's Board of Directors immediately prior to the Effective Date of the Exchange, and one(1) independent director nominated and elected by the voting shareholders of PUBLICCO stock."

4.     Article 1.6 Name of the Corporation. is replaced with the following paragraph:

"1.6 NAME OF THE SURVIVING CORPORATION. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article 6, the Board of Directors of PublicCo shall change the corporation's name to SUPREME REALTY INVESTMENTS, INC., and that shall remain the name of the Surviving Corporation."

5.     Article 7.1 Termination sections (a)(b)(c) & (d) is replaced with the following paragraphs:

"a. mutual written consent duly authorized by the Board of Directors of Supreme and the Board of Directors of PublicCo;

b. upon a breach of or failure to perform any representation, warranty, covenant, obligation or agreement on the part of PublicCo as set forth in this Agreement, or if any representation or warranty of PublicCo shall become untrue, in either case such that the conditions set forth in Section6.2(a) or Section 6.2(b), as the case may be, would be incapable of being satisfied by December 31, 2003 (or as otherwise extended);

c. by PublicCo, upon a breach of any representation, warranty, covenant obligation or agreement on the part of SUPREME as set forth in this Agreement, or if any representation or warranty of SUPREME shall become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case maybe, would be incapable of being satisfied by December 31, 2003 (or as otherwise extended);

d. by either SUPREME or PublicCo, if any judgment, injunction, order, decree or action by any governmental entity of competent authority preventing the consummation of the Exchange shall have become final and non-appealable; or

e. by PublicCo or Suprem if the Closing Date has not occurred by December 31, 2003;"

6.      Exhibits A and B. are replaced in their entirety to reflect the new name of Coronation, the surviving corporation, post merger to Supreme Realty Investments, Inc. and the fact Supreme will be merged into Coronation with Coronation as the surviving corporation.

General

7.      All other terms of the Merger Agreement will remain the same.

8.      The Merger Agreement remains in full force and effect except as expressly amended by this Amending Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Amending Agreement to be duly executed.

CORONATION ACQUISITION CORP. /s/ Harry Miller	SUPREME PROPERTY, INC. /s/ Tom Elliott
By: Harry Miller, President	By: Tom Elliott, President